					EXHIBIT 12(b)

CLECO POWER LLC COMPUTATION OF EARNINGS TO FIXED CHARGES (UNAUDITED)
	For the three months ended		For the six months ended		For the twelve months ended
	June 30, 2003
	(Thousands, except ratios)

Earnings from operations	$ 15,253		$ 31,191		$ 61,286
Income taxes	9,481		15,909		30,677

Earnings from operations before income taxes	$ 24,734		$ 47,100		$ 91,963

Fixed charges:
Interest, long-term debt	$ 6,502		$ 12,492		$ 24,694
Interest, other (including interest on short-term debt)	665		1,544		4,523
Amortization of debt expense, premium, net	384		642		1,147
Portion of rentals representative of an interest factor	124		278		521

Total fixed charges	$ 7,675		$ 14,956		$ 30,885

Earnings from operations before income taxes
and fixed charges	$ 32,409		$ 62,056		$ 122,848

Ratio of earnings to fixed charges	4.22	x	4.15	x	3.98	x